UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SAGA ENERGY, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

786608109
(CUSIP Number)

J. Michael Myers
710 N. Post Oak Road, Suite 550
Houston, Texas 77024
Telephone: (214) 960-4742
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J. Michael Myers

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power
50,000,000 shares of common stock
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
50,000,000 shares of common stock

10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
50,000,000 shares of common stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
50.5% of the Company’s common stock

| 14 |	Type of Reporting Person
IN

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

K&M LLC

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Texas, United States

| 7 | Sole Voting Power
50,000,000 shares of common stock
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
50,000,000 shares of common stock

10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
50,000,000 shares of common stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
50.5% of the Company’s common stock

| 14 |	Type of Reporting Person
OO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Saga Energy, Inc. (the “Company”).  The principal executive offices of the Company are located at 710 N. Post Oak Road, Suite 550, Houston, Texas 77024.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by J. Michael Myers an individual and K&M LLC, a Texas limited liability company (collectively, the “Reporting Persons”). Mr. Myers is the Chairman, Chief Executive Officer, interim Chief Financial Officer and interim President of the Company.  Mr. Myers is also the Chief Executive Officer of and has control over K&M LLC and is deemed to beneficially own the securities held by K&M LLC.  The address of the Reporting Persons is 710 N. Post Oak Road, Suite 550, Houston, Texas 77024.

(d)-(e)  During the last five years, the Reporting Persons: (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Myers is a citizen of the United States.  K&M LLC is a Texas limited liability company.

Item 3. Source of Amount of Funds or Other Compensation

On January 2, 2014, the Company entered into a Share Exchange Agreement with Gulf E&P Ltd., a Texas corporation (“Gulf”) and its sole shareholder, K&M LLC, a Texas limited liability company beneficially owned and controlled by Mr. Myers. Pursuant to the Share Exchange Agreement, which closed on January 4, 2014, the Company acquired 100% of the outstanding shares of common stock of Gulf in consideration for an aggregate of 50,000,000 shares of the Company’s common stock which were issued to K&M LLC.

Concurrent with the closing of the Share Exchange Agreement, we changed our our business focus to that of Gulf, oil and gas production.

Pursuant to the Share Exchange Agreement, Mr. Myers, through his control of K&M LLC, obtained majority voting (50.5%) control over the Company.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

The Reporting Persons do not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
The Reporting Persons beneficially own 50,000,000 shares of common stock equal to 50.5% of the Company’s outstanding voting stock. All of the shares of common stock beneficially owned by the Reporting Persons are held of record by K&M LLC, a limited liability company of which J. Michael Myers is the Chief Executive Officer and control person.

(b)	The Reporting Persons holds the sole power to vote and direct the vote of all 50,000,000 shares of common stock which they beneficially own.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 50,000,000 shares of common stock held by the Reporting Persons.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company.  The Joint Filing Agreement is attached hereto as Exhibit 99 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 99                      Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2014

By:	/s/ J. Michael Myers
J. Michael Myers

Dated: January 9, 2014

K&M LLC

By:	/s/ J. Michael Myers
J. Michael Myers, CEO